December 8, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-4631

Re:  VoiceServe, Inc.
        Form 10-K for the Year Ended March 31, 2010
        Filed November 10, 2010
        Form 10-Q for the Quarter Ended September 30, 2010
        Filed November 15, 2010
        File No. 000-51882

Dear Mr. Groff:

We represent Voiceserve, Inc. (“Voiceserve” or, the “Company,” “we,” “us,” or “our”).  By letter dated November 18, 2010 the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Annual Report (the “Annual Report”) on Form 10K filed on November 10, 2010 and comments on the Company’s Quarterly Report for the Quarter Ended September 30, 2010 (the “Quarterly Report”) filed on November 15, 2010. We are in receipt of your letter and are working to complete the Company’s responses to the Staff’s comments. We will respond to each of the Staff’s comments by December 10, 2010. If you have any further concerns, please contact me at 732-409-1212.

Very truly yours,

ANSLOW & JACLIN LLP

By: /s/ Gregg E. Jaclin
           Gregg E. Jaclin